(Translation)

To Whom It May Concern:

                                                                    May 10, 2005
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

                     Notice Concerning Repurchase of Shares
         (Repurchase of Shares under Article 210 of the Commercial Code)



At its meeting held on May 10, 2005, the Board of Directors of Toyota Motor Corporation ("TMC") resolved to propose an agenda asking for authorization to repurchase its shares under the provision of Article 210 of the Commercial Code at the 101st Ordinary General Shareholders' Meeting to be held on June 23, 2005. We hereby inform you as follows.



1.    Reasons for repurchase

      In order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment.

2.    Type of shares to be repurchased                 Shares of common stock of
                                                       TMC

3.    Aggregate purchase price of shares               Up to JPY 250,000,000,000

4.    Aggregate number of shares to be repurchased     Up to 65,000,000 shares


(Note) The above repurchase of shares shall be conditional upon the agendum "Repurchase of Shares" being approved at the 101st Ordinary General Shareholders' Meeting scheduled to be held on June 23, 2005.



 [Reference]

Number of issued shares of TMC
 (Excluding the number of the treasury stock)               3,268,078,939 shares
Number of the treasury stock                                341,918,553 shares

(as of March 31, 2004)


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